Exhibit 99.1

ENTRÉE GOLD TO ACQUIRE REMAINING INTEREST
IN BLACKJACK PROPERTY, NEVADA

Vancouver, B.C., May 9, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has entered into an agreement with Honey Badger Exploration Inc. (TSX.V:TUF - “Honey Badger”) to acquire Honey Badger’s 49% interest in the Blackjack property, Nevada.  Entrée previously acquired a 51% interest in the property from Honey Badger pursuant to an Option Agreement dated July 20, 2009. Blackjack is directly adjacent to the Company’s 100% owned Ann Mason property. Under the purchase and sale agreement (the “Agreement”), Entrée will pay US$650,000 and issue 550,000 common shares to Honey Badger for its 49% interest in the property.

The Blackjack property is comprised of 466 unpatented lode claims in the Yerington copper camp of Nevada.  A total of 226 of these claims are subject to an underlying mining lease and option to purchase, which has been assigned by Honey Badger to the Company.  The underlying agreement gives Entrée the option to purchase the 226 claims for US$500,000, subject to a 3% net smelter returns royalty (“NSR Royalty”) (which may be bought down to a 1% NSR Royalty for US$2 million) and annual advance minimum royalty payments of US$27,500 commencing in June 2011 payable until commercial production.  These advance payments are credited against future NSR Royalty payments.

The Agreement is subject to TSX Venture Exchange approval, and acceptance by the Toronto Stock Exchange.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimated to contain 7 billion pounds of copper and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately CAD$21 million as at December 31, 2010, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to its exploration results, the potential for extending known mineralized zones and the discovery of additional mineralized zones and future exploration programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.